Exhibit D-2

RECENT DEVELOPMENTS

GENERAL

Turkey’s economy was impacted by the 2008-2009 global financial crisis but has been recovering from such crisis since the last quarter of 2009. Turkey’s GDP increased by 4.4% in the second quarter of 2013 as compared to the second quarter of 2012. See “Recent Developments — Key Economic Indicators”.

From November 1, 2012 to November 1, 2013, the Istanbul Stock Exchange National 100 Index (since April 5, 2013 the Istanbul Stock Exchange has carried out its operations under the title of “Borsa Istanbul”) increased by 5.44%.

As of September 26, 2013, approximately 200,034 Syrian refugees are in Turkey. On December 4, 2012, NATO approved the deployment of six Patriot anti-missile batteries on Turkey’s border with Syria, which will be used to protect the Turkish border. The six battery units were operational as of February 15, 2013. Relations between Turkey and Syria remain guarded; on July 17, 2013, Turkey’s military confirmed that it counter-fired into a Syrian position in response to fire opened by Syria.

In June of 2013, the Capital Markets Board launched an inquiry into certain intermediary institutions with a focus on foreign transactions, following high market volatility with respect to Turkish bonds and equities.

In late May 2013 demonstrations began in Istanbul’s Taksim Gezi Park initially with respect to planned urban development, which were followed by wider protests, demonstrations and strikes in a number of cities. The wider civil unrest had largely subsided by July 2013.

On September 18, 2013, the annual review of Turkey’s economy, referred to as an Article IV consultation, commenced with the visit of an International Monetary Fund (“IMF”) staff mission. The IMF periodically consults with each member state in order to ensure that each member state has in place a sound macroeconomic framework and corresponding policies to promote financial stability, economic growth and free exchange rates. On September 30, 2013, the IMF published a concluding statement describing its preliminary findings. In its statement, the mission found that Turkey’s growth continues to become more balanced as a result of increases in private consumption and public investment and low unemployment. As a result of these factors, Turkey’s growth in 2013 is expected to be 3.8%, compared to 2.2% in 2012, driven in part by strengthening domestic demand. However, the IMF statement addressed concerns regarding Turkey’s current account deficit and inflation, noting that in the short term, monetary policy, among other things, needs to be tightened further to meet inflation targets. The IMF further stated that fiscal policy should be tightened to increase the structural primary surplus in 2014. Lastly, to sustain an average growth rate of 4% to 5% per year, the IMF highlighted the need to, in the medium term, increase domestic savings and further implement structural reforms.

POLITICAL CONDITIONS

The Justice and Development Party (the “AKP”) won the latest general elections held on June 12, 2011 with 49.8% of the eligible votes and formed the 61st Government of the Republic. The following table sets forth the composition of the Assembly by total number of seats as of November 4, 2013:

Political Party	Number of Seats
Justice and Development Party (AKP)	327
Republican People’s Party (CHP)	134
Nationalist Action Party (MHP)	52
Peace and Democracy Party (BDP)	26
Independents	9

Source: The Grand National Assembly of Turkey

Previously, Parliament elected the President for a seven-year term. However, under a new law enacted on January 19, 2012, the President is now elected by a vote of the general public for a five-year term, and can be re-elected for a second five-year term only once. The current President was granted the right to run for a second term. The presidential elections will be held in August 2014.

Local elections for municipalities will be held on March 30, 2014.

KEY ECONOMIC INDICATORS

The following tables set forth increases or decreases in GDP and GDP by economic sector (at constant prices and expressed in percentages) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4	Annual
2011	12.4%	9.3%	8.7%	5.3%	8.8%
2012	3.1%	2.8%	1.6%	1.4%	2.2%
2013	2.9%	4.4%

GDP by Economic Sector		2012 Q1	2012 Q2	2012 Q3	2012 Q4	2013 Q1	2013 Q2
1.	Agriculture, hunting and forestry	4.3	7.2	15.3	8.5	4.4	7.2
2.	Fishing	0.2	0.2	0.1	0.5	0.2	0.2
3.	Mining and quarrying	0.6	0.7	0.8	0.7	0.6	0.7
4.	Manufacturing	26.1	25.9	21.8	23.9	25.8	25.7
5.	Electricity, gas and water supply	1.9	2.0	2.0	2.4	1.8	2.0
6.	Construction	5.8	5.8	5.4	5.9	5.9	6.0
7.	Wholesale and retail trade	13.4	13.4	11.8	12.5	13.4	13.5
8.	Hotels and Restaurants	1.4	1.4	2.9	1.7	1.5	1.6
9.	Transport, storage and communication	15.4	15.5	14.2	14.8	15.3	15.3
10.	Financial intermediation	12.1	11.1	11.4	13.5	12.6	11.5
11.	Ownership and dwelling	4.8	4.6	4.2	4.5	4.7	4.4
12.	Real Estate, renting and business activities	4.8	3.6	2.8	4.4	4.9	3.7
13.	Public administration and defense; compulsory social security	3.1	2.8	2.8	3.1	3.1	2.8
14.	Education	2.2	2.0	1.6	1.9	2.3	2.0
15.	Health and social work	1.4	1.2	1.1	1.1	1.5	1.2
16.	Other community, social and personnel service activities	1.6	1.3	1.2	1.4	1.6	1.3
17.	Private household with employed persons	0.2	0.1	0.1	0.2	0.2	0.1
18.	Sectoral Total	99.4	98.8	99.7	100.9	99.8	99.1
19.	Financial intermediation services indirectly measured	8.2	7.5	7.8	9.4	8.5	7.8
20.	Taxes-Subsidies	8.9	8.6	8.1	8.4	8.7	8.7
21.	GDP (In purchasers’ value)	100.0	100.0	100.0	100.0	100.00	100.00

Source: TURKSTAT

For the month of October 2013, CPI increased by 1.8% and PPI increased by 0.69% as compared to the previous month.

The Republic’s annual CPI and PPI increased by 7.71% and 6.77%, respectively, in October 2013 as compared to the same month of the previous year. The Republic’s CPI and PPI were 6.16% and 2.45%, respectively, in the year 2012.

The Central Bank set the annual inflation target rates for 2013 at 5%. The following table sets forth the quarterly inflation path and uncertainty band for 2013:

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2013

	March	June	September	December
Uncertainty Band (Upper Limit)	7.0	7.0	7.0	7.0
Path Consistent with the Target	5.0	5.0	5.0	5.0
Uncertainty Band (Lower Limit)	3.0	3.0	3.0	3.0

Source: Central Bank

In October 2013, CBRT revised its year-end inflation expectation as 6.3% - 7.3% (6.8% mid-level).

On October 25, 2013, the Central Bank foreign exchange buying rate for U.S. dollars was TL1.9853 per U.S. dollar, compared to an exchange buying rate of TL1.7915 per U.S. dollar on October 23, 2012. On July 10, 2013, the Turkish central bank sold $1.3 billion, in additional to the $2.25 billion sold on July 8, 2013, in an effort to stabilize the volatility in the exchange rate.

On October 9, 2013, the Government offered an interest rate of 7.93% for its 24-month Government Bond, compared to an interest rate of 6.90% for its 22-month Government Bond on November 7, 2012.

The industrial production index decreased by 0.1% in August 2013 compared to August 2012 (year on year).

The following table indicates unemployment figures of 2012 and the first seven months of 2013:

2012	Unemployment rate	Number of unemployed
January	9.0%	2,430,000
February	9.2%	2,456,000
March	9.2%	2,469,000
April	9.0%	2,453,000
May	9.0%	2,450,000
June	8.9%	2,417,000
July	9.1%	2,473,000
August	9.1%	2,503,000
September	9.4%	2,600,000
October	9.3%	2,591,000
November	9.4%	2,640,000
December	9.5%	2,663,000
2013
January	9.4%	2,639,000
February	9.3%	2,615,000
March	9.4%	2,655,000
April	9.5%	2,686,000
May	9.6%	2,730,000
June	9.7%	2,749,000
July	10.1%	2,856,000

Source: TURKSTAT

As of November 4, 2013, the one-week repo auction rate of the Central Bank was 4.5%, the Central Bank overnight borrowing interest rate was 3.5% and the Central Bank overnight lending interest rate was 7.75%. The Central Bank’s Monetary Policy Committee noted on June 18, 2013 that domestic and foreign demand developments are evolving in line with expectations. Domestic demand has followed a healthy recovery while exports have slowed down due to weak global economic activity. The current policy framework and the decline in commodity prices are expected to limit the impact of the increasing economic activity on the current account deficit.

On July 6, 2013, the 10th Development Plan was published in the Official Gazette. The following table indicates some of the main figures derived from the plan, including certain targets which have been set for the period from 2014 through 2018:

	2006	2012	Target 2018
National Accounts
GDP Growth Rate, %	6.9	2.2	5.9
GDP, Billion $	526	786	1,286
GDP Per Capita, $	7,586	10,504	15,996
Labor Market
Unemployment Rate, %	10.2	9.2	7.2
Labor Force Participation Rate, %	46.3	50	53.8
Balance of Payments
Exports, Billion $	85.5	152.5	277.2
Imports, Billion $	139.6	236.5	404.3
Tourism Revenues, Billion $	17.5	25.7	40.9
Current Account Deficit / GDP, %	6	6	5.2
FDI, Billion $	20.2	12.6	28.3
Public Finance (% of GDP)
General Government Expenditures	33.4	38.7	39.7
Primary Expenditures	27.3	35.2	36.4
Current Spending	14.6	17.5	17.8
Investment Spending	3	3.5	3.5
Other Transfer Expenditures	9.8	14.2	15
Interest Payments	6.1	3.5	3.3
General Government Revenues	34.8	37.8	38.3
Tax Revenues	18.7	20.2	20.9
Other Revenues	16.1	17.6	17.4
General Government Balance	1.3	-1	-1.4
Public Sector Primary Balance	4.8	0.9	0.8

Source: Ministry of Development

TOURISM

In September 2013, the number of foreign visitors visiting the Republic increased by approximately 6.88% to 4,266,133 as compared to the same month of 2012. According to the balance of payments presentation, tourism revenues increased by 28.2% in the first half of 2013 compared to the same period in the previous year.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In August 2013, the trade balance (according to the balance of payments presentation) posted a deficit of $5.568 billion as compared to a deficit of $4.470 billion in the same period in 2012. In August 2013, total goods imported (c.i.f.)1) , including gold imports, decreased by 3.4% to approximately $18.191 billion, as compared to approximately $18.828 billion during the same period in 2012. In August 2013, the import of capital goods, which are used in the production of physical capital, increased by approximately 0.9% over the same period in 2012; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, decreased by approximately 5.9% over the same period in 2012 and the import of consumption goods increased by approximately 9.6% over the same period of 2012. In August 2013, total goods exported (f.o.b.)2, decreased by 12.9% to approximately $11.174 billion, as compared to approximately $12.831 billion during the same period of 2012. In August 2013, the current account produced a deficit of approximately $1.995 billion, as compared to a deficit of approximately $1.256 billion in the same period of 2012. According to the Medium Term Program for the 2014-2016 period that was announced on October 8, 2013 (the “2014 Medium Term Program”), the current account deficit was projected to be $58.8 billion in 2013 and $55.5 billion in 2014. In January-December 2011, the current account deficit was $75.09 billion. In January-December 2012, the current account deficit was $47.48 billion. Between January and August 2013, the current account produced a deficit of $44.293 billion compared to a deficit of approximately $35.351 billion in the same period of 2012.

As of October 18, 2013, total gross international reserves of the Central Bank were approximately $132.679 billion (compared to $114.941 billion as of October 19, 2012), gold reserves were approximately $20.846 billion (compared to $18.015 billion as of October 19, 2012) and the Central Bank gross foreign exchange reserves were approximately $111.833 billion (compared to approximately $96.926 billion as of October 19, 2012).

As of August 1, 2013, the Central Bank held approximately TL6.5 billion in public sector deposits.

PUBLIC FINANCE AND BUDGET

During the period from January – September in 2013, the central government consolidated budget expenditures were approximately TL294.5 billion and the central government consolidated budget revenues were approximately TL290 billion, compared to central government consolidated budget expenditures of approximately TL258 billion and consolidated budget revenues of approximately TL243.7 billion during the same period in 2012.

During the period from January – September in 2013, the central government consolidated budget deficit was approximately TL4.5 billion, compared to a central government consolidated budget deficit of approximately TL14.3 billion during the same period in 2012.

During the period from January – September in 2013, the central government consolidated budget primary surplus reached approximately TL39.3 billion, compared to the central government consolidated budget primary surplus of approximately TL25.2 billion during the same period in 2012.

In September 2013, the central government consolidated budget expenditures were approximately TL34.8 billion and the central government consolidated budget revenues were approximately TL30.1 billion, compared to central government consolidated budget expenditures of approximately TL29 billion and consolidated central government budget revenues of approximately TL23.2 billion during the same period in 2012.

[1]	c.i.f. means cost, insurance and freight; when a price is quoted c.i.f., it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. c.i.f. is an international commerce term.
[2]	f.o.b. means free on board; when a price is quoted f.o.b., it means that the selling price includes the cost of the goods, but not the freight or transport costs and the cost of marine insurance. F.o.b. is an international commerce term.

In September 2013, the central government consolidated budget deficit was approximately TL4.7 billion, compared to a central government consolidated budget deficit of approximately TL5.8 billion during the same period in 2012.

In September 2013, the central government consolidated budget primary surplus reached approximately TL1.4 billion, compared to a central government consolidated budget primary deficit of approximately TL2.6 billion during the same period in 2012.

The following table sets forth the details of the central government budget for the first nine months of 2013 and for September 2013.

Central Government Budget (Thousand TL)	January – September 2013 (cumulative)	Sep-13
Budget Expenditures	294,540,780	34,846,826
1-Excluding Interest	250,702,679	28,747,213
Compensation of Employees	73,344,574	8,420,652
Social Security Contributions	12,036,734	1,349,176
Good and Service Purchase	21,644,098	2,589,138
Current Transfers	110,912,511	11,436,396
Capital Expenditures	22,293,959	3,563,011
Capital Transfers	3,784,111	624,793
Lending	6,686,692	764,047
Reserve Appropriation
2-Interest	43,838,101	6,099,613
Budget Revenues	290,046,367	30,121,859

Central Government Budget (Thousand TL)	January – September 2013 (cumulative)	Sep-13
1-General Budget Revenues	280,699,388	28,982,023
Taxes	240,263,242	24,216,478
Property Income	11,350,607	2,596,860
Grants and Aids and Special Revenues	1,423,379	127,189
Interest, Shares and Fines	18,180,168	1,688,559
Capital Revenues	9,407,650	344,963
Collections from Loans	74,342	7,974
2-Special Budget Institutions	7,154,697	941,544
3-Regularity & Supervisory Institutions	2,192,282	198,292
Budget Balance	-4,494,413	-4,724,967
Balance Excluding Interest	39,343,688	1,374,646

Source: Ministry of Finance

On October 8, 2013, the Government announced the 2014 Medium Term Program, which sets targets for medium term macroeconomic indicators. Under the 2014 Medium Term Program, the Government announced that GDP is expected to grow by 3.6% in 2013, 4.0% in 2014 and 5.0% in 2015 and 2016. The primary surplus to GDP ratio is expected to reach 0.9% for 2013, 1.0% for 2014, 1.2% for 2015 and 1.3% for 2016. In addition, the central government budget deficit to GDP ratio is expected to be 1.2% for 2013, 1.9% for 2014, 1.6% for 2015 and 1.1% for 2016. The current account deficit to GDP ratio is expected to be 7.1% for 2013, 6.4% for 2014, 5.9% for 2015 and 5.5% for 2016. The Government also indicated that the unemployment rate is expected to decline to 8.9% in 2016.

PRIVATIZATION

The Government’s plans for privatization include, among others, the Kangal coal fired power generation plant, the remaining shares of Türk Telekom A.Ş. (“Türk Telekom”), Türk Hava Yollar A.O. (“Turkish Airlines”), Cyprus Turkish Tobacco Processing Industry Ltd., sugar factories, electricity generators/distributors, Baskent Doğalgaz Dağtm A.Ş., bridges and ports, toll roads, Halkbank, Ziraat Bank and the national lottery.

On January 9, 2013 the Privatization Administration announced that 26% of Yeditepe Beynelmilel Otelcilik Turizm ve Ticaret A.Ş’s shares will be privatized. Bidding was expected to close on April 3, 2013, but the deadline for submitting bids was extended to June 5, 2013. Among the four bids received, Aksoy Holding A.Ş. submitted the highest bid at $78.875 million. The sale was approved by the Privatization High Council on June 13, 2013 and the completion of the sale agreement for such privatization is in process.

On June 18, 2013, the Privatization Administration announced that 25% of Oyak İnşaat A.Ş’s shares will be privatized. The deadline for submitting bids is October 2, 2013.

BANKING SYSTEM

Turkey has a relatively strong, well capitalized and profitable banking system. The banking system in Turkey had a capital adequacy ratio3 of 15.53% and a relatively low non-performing loan ratio4 of 2.76% as of August 2013. As of November 4, 2013, the reserve requirement ratios (the “RRRs” and each, an “RRR”) for FX demand deposits, notice deposits and personal current accounts and FX deposits/participation accounts were 13.0% for maturities less than 1 year and 9% for maturities of 1 year and more. In addition, the RRR for other FX liabilities up to 1-year maturity (including 1-year) were 13.0%, for FX liabilities up to 3-year maturity (including 3-year) were 11.0% and for other FX liabilities longer than 3-year maturity were 6%. As of November 4, 2013, the RRRs for Turkish Lira deposits/participation accounts were between 5% and 11.5% depending on maturity. Furthermore, RRRs were 11.5% for Turkish Lira demand deposits, deposits at notice and personal current accounts.

DEBT

The Central Government’s total domestic debt stock was approximately TL407.94 billion as of the end of September 2013, compared to approximately TL387.67 billion as of September 2012. In September 2013, the average maturity of Turkey’s domestic borrowing was 86.0 months, compared to 58.1 months as of September 2012. The average annual interest rate on domestic borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 9.8% in September 2013, compared to 7.9% in September 2012.

On October 10, 2013, $1.250 billion of lease certificates which mature on October 10, 2018 and have a 4.557% annual profit rate were issued.

The total gross outstanding external debt of the Republic was approximately $367.34 billion (at then-current exchange rates) at the end of the second quarter of 2013. The table below summarizes the gross external debt profile of the Republic (at period ends).

Gross External Debt Profile (Million $)	2011	2012	2013 Q1	2013 Q2
GROSS EXTERNAL DEBT	304,428	339,018	352,036	367,343
SHORT TERM	81,913	100,961	115,098	125,687
Public Sector	7,013	11,040	12,598	15,382
Central Bank	1,239	1,036	980	963
Private Sector	73,661	88,885	101,520	109,342
LONG TERM	222,516	238,056	236,938	241,656
Public Sector	87,268	92,995	92,260	93,213
Central Bank	8,095	6,052	5,657	5,432
Private Sector	127,153	139,009	139,021	143,011

•	Source: Undersecretariat of Treasury

[3]	Regulatory capital/Total risk weighted items
[4]	Gross non-performing loans/Total cash loans

INTERNATIONAL RELATIONS

On September 16, 2013, a Turkish fighter jet shot down a Syrian military helicopter after it entered Turkish airspace and failed to respond to repeated warnings to return to Syria.

On October 16, 2013, the European Commission published the “Turkey 2013 Progress Report”, assessing the current relations between Turkey and the European Union, analyzing the situation in Turkey in terms of both the political and economic criteria for membership and Turkey’s capacity to take on the obligations of membership. In addressing the political criteria, the report noted that on September 30, 2013, the Turkish government announced a democratization package. The package includes, among other things, legislative reforms related to the structure of the election system and political parties, education reforms allowing private schools to teach in languages and dialects other than Turkish and the strengthening of anti-discrimination laws. Implementation of the democratization package requires the adoption by the parliament and government of both legislation and decrees. While the European Commission recognized these reforms as positive developments, it continued to express concern regarding Turkey’s continued polarizing political climate. Specifically, the European Commission noted the pressing need for Turkey to develop a truly participatory democracy, able to reach out to all segments of society, and further judicial reforms to ensure respect for fundamental freedoms, including the freedom of expression and freedom of assembly. In terms of economic criteria, the European Commission noted that, while Turkey’s economy slowed down in 2012 due to a tightening of monetary policy, in the first quarter of 2013 the economy regained some momentum. However, the report highlights Turkey’s continued economic vulnerability due to its large current account deficit, which may pose a risk to short-term growth. Finally, in connection with Turkey’s capacity to take on obligations of European Union membership, the European Commission noted that progress has been made in a number of key areas including the free movement of goods and financial services. In addition, the report noted significant developments on establishing legal frameworks in the area of migration and asylum. The report concluded that continued efforts are needed towards legislative alignment and increased institutional capacity and further significant progress should continue in the areas of the judiciary and fundamental rights and justice, freedom and security.

CONSTITUTIONAL COURT CASE

The Republic has previously engaged in transactions with Hazine Müstesarligi Varlik Kiralama Anonim Sirketi, an asset leasing company incorporated in Turkey in accordance with Article 7/A of Law Number 4749 (the “Issuer”), pursuant to which the Issuer has issued lease certificates from time to time in the domestic and global markets. On April 3, 2013, the parliamentary members of the main opposition party filed a constitutional objection with the Turkish Constitutional Court (the “Court”) challenging the legislation which allows the transactions between the Republic and the Issuer to be exempted from certain formal requirements. On November 1, 2013, the Court announced its decision to reject the constitutional objection.